SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 11, 2007

1. DATE, TIME AND PLACE: July 11, 2007, at 04:00 p.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation. As permitted in §2 of article 15 of the Company’s Articles of Incorporation, Mr. Luis Miguel Gilpérez López attended the meeting by audio-conference.

4. AGENDA AND RESOLUTIONS:

4.1. To issue a resolution on the Second Renegotiation of Debentures of the 1st Issue of the Company, whose issue terms were approved on 07.10.2003 and 08.14.2003, and of the first renegotiation dated 07.08.2004, at the meetings of the Board of Directors of the Company, which will be in the following terms and conditions (the “Second Renegotiation”):

(i)         Third Debenture roll over Period: 08/01/2007 until 08/01/2008, in which period the interest-bearing conditions will remain unchanged;

(ii)        Interest Payment: The interest payable for the Renegotiated Debentures shall be equivalent to a percentage of the accrued daily average rates of over extra group one-day Interfinancial Deposits – DI, expressed as an annual percentage, based on two hundred and fifty-two (252) business days, calculated and disclosed by the Custody and Settlement Agency – CETIP, which percentage shall not exceed the maximum limit of one hundred and three per cent (103%);

(iii)       Interest Payment Periodicity: The Interest Payable on Debentures shall be due on a semiannual basis, the first payment being due on February 01, 2008 and the last payment being due on the Maturity Date, that is, August 01, 2008;

(iv)      Guarantee: The guarantee granted for the issue of the Debentures shall remain unchanged for the New Interest-Bearing Period.

4.2. To authorize the Board of Executive Officers of the Company, with due regard to the legal provisions and to the Articles of Incorporation of the Company, to deliver the Amendment to the Private Indenture of the First Issue of Debentures.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by all the Directors attending the meeting and by the Secretary, being following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez Lopes – Chairman of the Meeting and Chairman of the Board; Felix Pablo Ivorra Cano; Shakhaf Wine; Luiz Kaufmann; Antonio Gonçalves de Oliveira; Rui Manuel de Medeiros D’Espiney Patrício; José Guimarães Monforte – Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Ivorra Cano and Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is faithful copy of the original minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary – OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.